Lexington Precision Corporation 30195 Chagrin Boulevard Cleveland, OH 44124 www.lexingtonprecision.com
January 30, 2008
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Jeffrey Gordon, Staff Accountant.

Re:	Lexington Precision Corporation Form 8-K dated January 12, 2008 File No. 0-3252
Ladies and Gentlemen:
We are writing in response to your comments on our Form 8-K dated January 12, 2008.
The Company filed its Form 8-K/A on January 30, 2008. In connection with that filing the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the U. S. Securities and Exchange Commission (the “Commission”),

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any further information concerning this matter, please contact me at (216) 591-1073 or our counsel, Richard F. Langan, Jr. of Nixon Peabody LLP at (212) 940-3140.
Very truly yours,
Lexington Precision Corporation

By:	/s/ Dennis J. Welhouse

Senior Vice President and CFO

cc:	Mr. Warren Delano Lexington Precision Corporation Mr. Michael A. Lubin Lexington Precision Corporation Richard F. Langan, Jr., Esq. Nixon Peabody LLP

When precision matters.